EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Name of consolidated subsidiary or entity	State or other jurisdiction of incorporation or organization	Date of incorporation or formation (date of acquisition, if applicable)	Attributable interest

Advanced Industrial Services, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
Advanced Industrial Leasing, Inc.	Pennsylvania	July 20, 1984 (December 15, 2015)	100%
Cemtrex Technologies Pvt Ltd.	India	December 21, 2017	100%
Vicon Industries, Inc.	New York	March 23, 2018	93%
Vicon Industries Limited	United Kingdom	March 23, 2018	93%